UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

              Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                                Labor Ready, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   505401208
                          ---------------------------
                                (CUSIP Number)


                               December 31, 2003
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x]	Rule 13d-1 (b)

	[ ]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------
CUSIP NO.  505401208

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge International LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------
                5.  SOLE VOTING POWER

                    0


NUMBER OF     -----------------------------------------------------------
                6.  SHARED VOTING POWER
SHARES
                    16,900 shares of Common Stock
BENEFICIALLY
                    6.25% Convertible Subordinated Notes (the "Notes") due
OWNED BY June 15, 2007 (convertible into 9,641,870 shares of the issuer's common stock (conversion rate of 137.741 shares
EACH per $1,000 principal amount of the notes) that are initially issuable upon conversion). /1/
REPORTING

PERSON        -----------------------------------------------------------
                7.  SOLE DISPOSITIVE POWER
WITH
                    0


              -----------------------------------------------------------
                8.  SHARED DISPOSITIVE POWER

                    See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 6.02% as of December 31, 2003. (Based on 40,501,588 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on October 24, 2003, plus the Reporting Person's shares of Common Stock issuable upon the conversion of the Notes.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  505401208

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------
                5.  SOLE VOTING POWER

                    0


NUMBER OF     -----------------------------------------------------------
                6.  SHARED VOTING POWER
SHARES
                    16,900 shares of Common Stock
BENEFICIALLY
                    6.25% Convertible Subordinated Notes (the "Notes") due
OWNED BY June 15, 2007 (convertible into 9,641,870 shares of the issuer's common stock (conversion rate of 137.741 shares
EACH per $1,000 principal amount of the notes) that are initially issuable upon conversion). /1/
REPORTING

PERSON        -----------------------------------------------------------
                7.  SOLE DISPOSITIVE POWER
WITH
                    0


              -----------------------------------------------------------
                8.  SHARED DISPOSITIVE POWER

                    See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 6.02% as of December 31, 2003. (Based on 40,501,588 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on October 24, 2003, plus the Reporting Person's shares of Common Stock issuable upon the conversion of the Notes.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	BD - Broker Dealer


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  505401208

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


--------------------------------------------------------------------------
                5.  SOLE VOTING POWER

                    0


NUMBER OF     -----------------------------------------------------------
                6.  SHARED VOTING POWER
SHARES
                    16,900 shares of Common Stock
BENEFICIALLY
                    6.25% Convertible Subordinated Notes (the "Notes") due
OWNED BY June 15, 2007 (convertible into 9,641,870 shares of the issuer's common stock (conversion rate of 137.741 shares
EACH per $1,000 principal amount of the notes) that are initially issuable upon conversion). /1/
REPORTING

PERSON        -----------------------------------------------------------
                7.  SOLE DISPOSITIVE POWER
WITH
                    0


              -----------------------------------------------------------
                8.  SHARED DISPOSITIVE POWER

                    See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 6.02% as of December 31, 2003. (Based on 40,501,588 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q filed on October 24, 2003, plus the Reporting Person's shares of Common Stock issuable upon the conversion of the Notes.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.






Item 1.

(a)  Name of Issuer

	Labor Ready, Inc.

(b)  Address of Issuer's Principal Executive Offices:

	1015 A Street
        Tacoma, Washington 98402


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

	Highbridge International LLC
        The Cayman Corporate Centre, 4th Floor
        #7 Hospital Road
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Corporation
        The Cayman Corporate Centre, 4th Floor
        #7 Hospital Road
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York  10019
	Citizenship: State of Delaware


(d)  Title of Class of Securities

	Common Stock

(e)  CUSIP Number

        505401208


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]



Item 4.	Ownership

(a)  Amount Beneficially Owned

        16,900 shares of Common Stock

        6.25% Convertible Subordinated Notes (the "Notes") due June 15, 2007 (convertible into 9,641,870 shares of the issuer's common stock (conversion rate of 137.741 shares per $1,000 principal amount of the notes) that are initially issuable upon conversion). /1/

(b)  Percent of Class

        Approximately 6.02% as of December 31, 2003. (Based on 40,501,588 shares of Common Stock issued and outstanding as reported on the Issuer's latest 10Q (filed on October 17, 2003), plus the Reporting Perosn's shares of Common Stock issuable upon the conversion of the Notes.)


(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.


/1/     Highbridge International LLC is a wholly owned subsidiary of Highbridge
Capital Corporation. Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, LLC is exempt from registration as an investment adviser. The persons at Highbridge Capital Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer. As of December 31, 2003, the Notes reported herein by the Reporting Persons may acquire in the future through the conversion of the 6.25% Convertible Subordinated Notes due June 15, 2007 of the Issuer, which may be converted by the Reporting Persons at any time prior to and including June 15, 2007 (the "Maturity Date") into 2,578,512 shares of the Issuer's common stock (the Notes are convertible into 137.741 shares of common stock per $1,000 principal amount of notes). Based on the Issuer's latest Form 10Q filed on October 24, 2003, there were 40,501,588 shares of Common Stock outstanding as of October 17, 2003. Therefore, with the issuer's outstanding shares of Common Stock plus the Reporting Person's shares of Common Stock issuable upon the conversion of the Notes, the Reporting Persons may be deemed to beneficially own approximately 6.02% of the outstanding shares of common stock of the Issuer.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		See Item 2 above.

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 13th day of February, 2004



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director





                        Exhibit Index
                        -------------

              Exhibit                  Description
              -------                  -----------

                 1               Joint Filing Agreement